November 15, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (303) 468-4266

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503


Re: 	Crocs, Inc.
	Response to Correspondence Dated November 3, 2005
Relating to Amendment No. 2 to Registration Statement on Form S-1
Filed October 18, 2005
	File No. 333-127526


Dear Mr. Snyder:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 14.  Equity, page F-26

1. We note your response to prior comment 6. Given that your response to prior comment 8 states that you began to consider the possibility of an IPO in the fall of 2004, it is not clear how it was determined that a 20% discount for lack of marketability was appropriate at January 1, 2005. Please advise.

2. Please tell us more about the discount for lack of control. Specifically address the following:
* Tell us whether the controlling and minority shareholders receive proportionate returns. If so, tell us how you determined it is appropriate to use a discount for lack of control. Refer to Todd E.
Hardiman`s speech on December 6, 2004 at the 2004 Thirty-Second
AICPA
National Conference on Current SEC and PCAOB Developments.
* Provide a detailed explanation as to how Clifton arrived at the initial 15% discount to be taken; and
* Explain the specific facts and circumstances that led Clifton to reduce this discount to 10% at August 1, 2004 and then further reduce this discount to 7.5% at September 1, 2004.

3. We continue to have difficulty understanding how your common stock value increased from $790 per share at May 1, 2005 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase in value of 414% to 487% in an approximately six month period. We also continue to have difficulty understanding how your common stock value increased from $1,670 at September 1, 2005 to an estimated pre-stock split IPO range per share of $4,060 to
$4,640, which represents an increase in value of 143% to 178%. In order for us to further understand your analysis of Clifton`s valuations compared to the projected IPO price, please address the following regarding your hypothetical valuation to test the reasonableness of Clifton`s methodologies:
* Tell us the estimated impact of each significant change in assumption on your estimated hypothetical per share value of your common stock;
* Explain to us how the small stock premium and company-specific premium were reflected in the valuations performed by Clifton;
* Explain to us how and why you incorporated the Price-Projected Earnings and MVIC/Projected EBIT in the hypothetical valuation considering that they were not used in the valuations performed by Clifton; and
* Provide us with a summary of your hypothetical valuation, which should show how you arrived at the $3,900 per share value.

4. We note your response to prior comment 8. You state that in October and November 2004, the CEO and CFO held initial discussions with investment banking firms to learn about the IPO process and
IPO
price ranges were presented at this time. Tell us the IPO price ranges that were presented at this time. Given that Clifton appears to have arrived at an equity value of $82.0 million at January 1, 2005, help us understand if any consideration was given by Clifton of the enterprise value estimates presented in October and November
2004
of $260 million to $421 million. Please explain who arrived at these enterprise value estimates as well as the method used to arrive at these estimates.

5. We note your response to prior comment 9. In your response to comment 49 in your letter dated September 27, 2005 as well in Appendix 4 of your letter dated September 27, 2005, you indicate that the valuations as of July 31, 2005, August 31, 2005, and September 30, 2005 were in process. Given that the estimated price range of $4,060 to $4,640 on a per share pre-stock split basis was provided by the underwriters to you on September 23, 2005 and this estimated price range was provided in your response dated September 27, 2005, it appears that Clifton was aware of the estimated price range at the time of performing their valuations as of August 1, 2005 and September 1, 2005. It is unclear why Clifton would not have taken this estimated price range into consideration in performing these valuations. Please advise.

6. We note your response to prior comment 10. You state that you use the probability-weighted expected returns method to value your Series
A preferred stock. Given that this method involves a forward-looking analysis of the possible future outcomes, it is unclear whether the possible conversion of Series A preferred stock to your common stock was considered in your valuation. Please advise.



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nudrat Salik, Staff Accountant, at (202)
551-
3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Michael M. McGawn, Esq. (via facsimile 303/607-3600)
      Faegre & Benson LLP
      3200 Wells Fargo Center
      Denver, Colorado 80203-4532
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Ronald R. Snyder
Crocs, Inc.
November 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE